06004792

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-53428

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Group Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11315 Johns Creek Parkway

(No. and Street)

Duluth, GA 30097-1517

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Moate (770) 453-9300

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0601-0701015

Oath or Affirmation

I, Kimberly A. Scouller, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of World Group Securities, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Notary Public

CHRISTINA S. DOWNUM NOTARY EXPIRES GEORGIA MAY 2, 2008 PUBLIC GWINNETT COUNTY

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

World Group Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Income 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supplemental Schedules:
Computation of Net Capital – Part IIA 10
Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA 12
Statement Pursuant to Rule 17a-5(d)(4) 13
Supplementary Report on Internal Control of Independent Registered Public Accounting Firm 14

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
World Group Securities, Inc.

We have audited the accompanying statements of financial condition of World Group Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Group Securities, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 7, 2006

World Group Securities, Inc.

Statements of Financial Condition

	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents	**$23,372,250**	$17,966,412
Accounts receivable	**761,619**	498,870
Deferred income taxes	**694,548**	368,269
Recoverable under tax allocation agreement	**43,415**	22,669
Prepaid expenses and other assets	**98,775**	54,645
Commissions receivable	**1,775,807**	1,904,125
Intangible assets, less accumulated amortization of $994,549 and $769,734	**1,005,451**	1,230,266
Total assets	**$27,751,865**	$22,045,256
Liabilities and stockholder's equity		
Liabilities:		
Salaries, benefits and bonuses payable	**$ 933,625**	$ 791,943
Accounts payable and other accrued expenses	**3,594,761**	3,080,892
Due to affiliates	**1,927,700**	2,898,663
Total liabilities	**6,456,086**	6,771,498
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid-in capital	**5,000,000**	5,000,000
Retained earnings	**16,295,679**	10,273,658
Total stockholder's equity	**21,295,779**	15,273,758
Total liabilities and stockholder's equity	**$27,751,865**	$22,045,256

See accompanying notes.

World Group Securities, Inc.

Statements of Income

	Year Ended December 31	
	2005	**2004**
Revenues:		
Commission income	**$121,336,321**	$116,102,867
Other income	**2,384,269**	955,974
Total revenues	**123,720,590**	117,058,841
Expenses:		
Commissions	**94,136,825**	90,806,719
Employee compensation and related benefit expenses	**5,799,063**	6,098,610
Other operating expenses	**14,085,786**	12,273,991
Total expenses	**114,021,674**	109,179,320
Income before income taxes	**9,698,916**	7,879,521
Income tax expense (benefit):		
Current	**4,003,174**	2,830,472
Deferred	**(326,279)**	26,800
	3,676,895	2,857,272
Net income	**$ 6,022,021**	$ 5,022,249

See accompanying notes.

World Group Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004	$100	$5,000,000	$ 5,251,409	$10,251,509
Net income	–	–	5,022,249	5,022,249
Balance at December 31, 2004	100	5,000,000	10,273,658	15,273,758
Net income	–	–	**6,022,021**	**6,022,021**
Balance at December 31, 2005	**$100**	**$5,000,000**	**$16,295,679**	**$21,295,779**

See accompanying notes.

World Group Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2005	**2004**
Operating activities		
Net income	**$ 6,022,021**	$ 5,022,249
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	**(326,279)**	26,800
Amortization of intangible assets	**224,815**	251,626
Changes in operating assets and liabilities:		
Accounts receivable	**(262,749)**	(163,855)
Recoverable under tax allocation agreement	**(20,746)**	(447,845)
Prepaid expenses and other assets	**(44,130)**	196,649
Commissions receivable	**128,318**	(1,454,673)
Due to affiliates	**(970,963)**	296,983
Salaries, benefits and bonuses payable	**141,682**	(4,393)
Accounts payable and other accrued expenses	**513,869**	1,395,851
Net cash provided by operating activities	**5,405,838**	5,128,178
Increase in cash and cash equivalents	**5,405,838**	5,128,178
Cash and cash equivalents at beginning of year	**17,966,412**	12,838,234
Cash and cash equivalents at end of year	**$23,372,250**	$17,966,412
Cash paid during the period for:		
Income taxes	**$ 4,023,920**	$ 3,278,317

See accompanying notes.

1. Summary of Significant Accounting Policies

World Group Securities, Inc. (the Company) is a wholly owned subsidiary of AEGON Asset Management Services, Inc., which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily sells life insurance, annuities and mutual funds, including products offered by subsidiaries of AEGON USA, an affiliate and other unaffiliated companies, through its licensed registered representatives.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

Intangible Assets

Intangible assets represent the present value of trail commissions purchased from an unrelated broker/dealer. The intangible asset is being amortized based on the expected receipt of the related trail commissions. Amortization for the years ended December 31, 2005 and 2004 was $224,815 and $251,626, respectively. The estimated aggregate amortization expense for the years ended December 31, 2006 through December 31, 2010 is $812,158.

1. Summary of Significant Accounting Policies (continued)

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

2. Income Taxes

The Company files federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised entirely of deferred income tax assets at December 31, 2005 and 2004.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes primarily due to state income taxes.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. Commission revenues include $81,903,834 and $76,405,704 earned during the years ended December 31, 2005 and 2004, respectively, from the sales of life insurance and annuities for affiliated companies. A portion of the Company's operating expenses are paid to subsidiaries of AEGON USA and represent both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of AEGON USA. The Company's portion of these shared expenses was a $10,030,901 and $9,418,158 for the years ended December 31, 2005 and 2004, respectively.

4. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $16,549,337 which was $16,118,932 in excess of its required net capital of $430,405. The Company's ratio of aggregate indebtedness to net capital was .39 to 1. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account entitled "Special Account for the Exclusive Benefit of Customers". This account had a balance of $7,000 and $120,312 at December 31, 2005 and 2004, respectively. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2005 and 2004, and for the years then ended under the provisions of rule 15c3-3(k)(2)(i).

5. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contingencies. In the opinion of management, adequate provision has been made for any potential losses which may result from these actions.

Supplemental Information

World Group Securities, Inc.

Computation of Net Capital – Part IIA

December 31, 2005

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$21,295,779
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		21,295,779
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		21,295,779
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition	$4,294,150	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	4,294,150
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		17,001,629
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	452,292	
D. Undue Concentration	–	
E. Other	–	
10. Net Capital		$16,549,337

0601-0701015

World Group Securities, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 430,405
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
13.	Net capital requirement (greater of line 11 or 12)		430,405
14.	Excess net capital (line 10 less 13)		16,118,932
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		15,903,728

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		6,456,088
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	
19.	Total aggregate indebtedness		6,456,088
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		39%
21.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)		N/A

World Group Securities, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2005

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.	X
D. (k)(3) – Exempted by order of the Commission	______

World Group Securities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2005

There were no differences between the Computation of Net Capital – Part IIA under rule 15c3-1, which is included in this audited report, and the computation in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as submitted to the National Association of Securities Dealers, Inc.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
World Group Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of World Group Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2006